One Chestnut Partners LLC

One Chestnut Realty LLC

43 Broad Street, Suite A101

Hudson, Massachusetts 01740

VIA EDGAR

November 21, 2022

Ms. Catherine De Lorenzo

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	One Chestnut Partners LLC One Chestnut Realty LLC (together, the “Company”)
Offering Statement on Form 1-A/A (the “Offering Statement”)
File No. 024-11913

Dear Ms. De Lorenzo:

We filed the above-referenced Offering Statement on October 17, 2022. Pursuant to Rule 252(e) under the Securities Act of 1933, as amended, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified as of 4:00 p.m. Eastern Time on November 23, 2022 or as soon thereafter as is reasonably practicable.

We acknowledge the following:

●	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Ken Betts, the Company’s counsel at Winston & Strawn LLP, at (214) 453-6435. The Company authorizes Ken Betts of Winston & Strawn LLP to orally modify or withdraw this request for qualification.

ONE CHESTNUT PARTNERS LLC
ONE CHESTNUT REALTY LLC

By:	/s/ Michael K. Manzo
Name:	Michael K. Manzo
Title:	Manager

cc:	Kenneth L. Betts, Esq.